Marija Sokolov		The Tower at Peabody Place
phone:	(901) 543-5929	100 Peabody Place, Suite 900
fax:	(888) 789-4123	Memphis, TN 38103-3672
e-mail:	msokolov@bassberry.com	(901) 543-5900

November 3, 2011

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Mr. John Ganley

Re:	Business Development Corporation of America
Post Effective Amendment to Registration Statement on N-2
File No: 333-166636

Dear Mr. Ganley:

As counsel to Business Development Corporation of America, a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Post Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form N-2 (File No. 333-166636) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated by you during telephone conversations on October 18, 2011, October 20, 2011 and November 2 and 3, 2011.

For convenience of reference, each Staff comment made pursuant to your October 18, 2011 phone conversation with Helen Brown, your October 20, 2011 phone conversation with John Good, and your November 2 and 3, 2011 conversations with me is reprinted below in bold and is followed by the corresponding response of the Company.

We are providing to you a courtesy copy of this letter and a courtesy copy of Amendment No. 3 filed by the Company on the date hereof, which has been marked to reflect changes made to Post Effective Amendment No. 2 to the Registration Statement filed with the Commission on September 1, 2011 (the “Blackline”).  The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement.  All page references in our responses are to the pages of the Blackline.  Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

1.
Comment: Prospectus Summary – Status of Our Initial Public Offering:  In connection with the Company’s initial dividend disclosed on page 1, please disclose, if applicable, whether such dividend will represent a return of capital to investors.  The Staff notes that in start-up BDCs like the Company, this is often the case.

Response:  The Company is currently in the very early stages of its operational phase after only recently commencing its acquisition strategy.  Presently, an estimate of the portion of the dividend that will be characterized as a “return of capital” for 2011 tax purposes is not determinable.  The Company has, however, revised the language regarding the initial dividend, as shown on page 1 of the Blackline, to provide that a portion of such distribution may represent a return of capital.

Mr. John Ganley
November 3, 2011

2.	Comment: Prospectus Summary – Initial Investment – Please indicate in the table of initial portfolio investments those investments that have any PIK loans.

Response:  In response to the Staff’s comment, the Company has revised the table of initial portfolio investments to designate those investments that have PIK loans, as shown on page 2 of the Blackline.

3.
Comment: Prospectus Summary –Risk Factors – Blind Pool Offering.  The Staff recognizes that the Company’s offering is in fact a bind pool; however, please revise the  language in the first risk factor on page 3 to note that the Company has made some initial investments.

Response: In response to the Staff’s comment, the Company has revised the blind pool offering language on pages 3 and 23 of the Blackline.

4.
Comment: Fees and Expenses Table.  Please confirm that the percentage for “Other Expenses” takes into consideration any amounts payable to Main Street Capital Corporation, or its affiliates, in connection with the consulting arrangement disclosed on page 47 of the Blackline.  If this amount has not been included, please update the estimated expenses amount to include this expense.

Response:  In response to the Staff’s comment, the Company confirms that the percentage for “Other Expenses” takes into consideration amounts payable to Main Street Capital Corporation, or its affiliates, in connection with the consulting arrangement disclosed on page 47 of the Blackline.

5.
Comment: Fees and Expenses Table.  The Staff notes that the Fees and Expenses table assumes the Company sells $150 million worth of common stock over the next 12 month.  The Company’s registration statement was declared effective in January 2011 and since that time, has sold approximately $2.5 million worth of common stock.  Please confirm to the Staff that the Company has a reasonable basis to support the assumption that they will be able to sell at least $150 million worth of common stock over the next 12 months.  The Fees and Expenses table must be based on a good faith estimate by the Company of its anticipated costs and expenses for the next 12 months.

Response:  In response to the Staff’s comment, the Company has changed the maximum offering amount from $150 million to $110 million worth of common stock over the next 12 months and has, accordingly, revised the Fees and Expenses table to reflect this new maximum offering amount.  Additionally, the Company has added an additional disclosure on the Fees and Expenses table to note that the estimated fees could be significantly higher if the Company were not to sell $110 million worth of common stock.

6.
Comment: Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Please update the second paragraph on page 47 to reflect the fact that the Company has broken escrow and commenced operations.

Response: In response to the Staff’s comment, the Company has revised the second paragraph on page 47 of the Blackline to reflect the status of the offering.

Mr. John Ganley
November 3, 2011

7.
Comment: Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Please add a sentence to the first paragraph on page 50 to reflect the fact that the Company has drawn down on their line of credit subsequent to June 30, 2011.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 50 of the Blackline.

8.
Comment:  Plan of Distribution —Shares Purchased by Affiliates.  Please revise the disclosure in the paragraph to clarify that certain officers, directors, affiliates, Friends, etc. may be a less in commissions rather than a “reduced rate for certain fees and expenses” as currently disclosed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Blackline to clarify that these specified individuals may not pay commissions on the shares sold to them in the offering.

9.
Comment:  Prospectus Summary; Certain Relationships and Related Party Transactions.  In light of the lender/borrower relationship between the Company and Main Street Capital Corporation, please add disclosure regarding whether the Company followed the guidance in Section 57(f) of the Investment Company Act of 1940 in consummating purchases of undivided interests in loans utilizing funds borrowed from Main Street Capital Corporation.

Response:  In response to the Staff’s comment, the Company has added additional disclosures on pages 1 and 80 of the Blackline regarding its following the guidance set forth in Section 57(f) of the Investment Company Act of 1940.

10.
Comment:  Signature Page.  Please remove the Power of Attorney language from the signature page and include a cross reference in the exhibit list to the filing that included all signatures to the power of attorney.

Response:  In response to the Staff’s comment, the Company has made the appropriate revisions to the signature page and the exhibit list.

Should you have any further questions or need additional information, please do not hesitate to contact me at 901-543-5929 (or msokolov@bassberry.com) or John Good at (901) 543-5901 (or jgood@bassberry.com). We look forward to hearing from you soon.

Very truly yours,

/s/ Marija Sokolov
Marija Sokolov